UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNILEVER PLC

 (Name of Issuer)

Ordinary Shares of the nominal amount of 3 1/9 pence each (Title of Class of Securities)

G92087165

(CUSIP Number)

Paul David Read

1 Pemberton Row

London EC4A 3BG

United Kingdom

+44 (0) 20 7042 9881

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Dan McNamee

10 Snow Hill

London EC1A 2AL

United Kingdom

+44 (0) 20 7295 3492

14 December 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G92087165	13D amendment	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS The Leverhulme Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 46,931,182
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 46,931,182
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,931,182
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

1 Based on a total of 1,168,530,650 issued ordinary shares of the nominal amount of 3 1/9p each that can be voted on and are outstanding as of 14 December 2018. This amount is exclusive of 18,660,634 ordinary shares of the nominal amount of 3 1/9p each held on behalf of Unilever PLC.

CUSIP No. G92087165	13D amendment	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS The Leverhulme Trade Charities Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,035,582
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 2,035,582
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,035,582 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO

2 Based on a total of 1,168,530,650 issued ordinary shares of the nominal amount of 3 1/9p each that can be voted on and are outstanding as of 14 December 2018. This amount is exclusive of 18,660,634 ordinary shares of the nominal amount of 3 1/9p each held on behalf of Unilever PLC.

CUSIP No. G92087165	13D amendment	Page 4 of 8 Pages

Introduction

This Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) amends the original statement on Schedule 13D, filed by the Reporting Persons on December 31, 2014 (the “Original Statement”) relating to the ordinary shares, nominal value of 3 1/9 pence each (the “Ordinary Shares”), of Unilever PLC (the “Issuer”), whose principal executive offices are located at Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Statement. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Statement.

Item 1.  Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.  Identity and Background.

Item 2 of the Original Statement is hereby amended and supplemented by deleting the sixth paragraph of that item and replacing it with the following:

The Reporting Persons have common members of the trust board (“directors”). Niall William Arthur FitzGerald, Douglas Baille, Alan Clive Butler, Patrick Jean-Pierre Cescau, Professor Keith Gull, Rudolph Harold Peter Markham, Leena Nair, Paulus Geradus Josephus Maria Polman, Christopher Saul, Amanda Sourry and Stephen Geoffrey Williams are directors of both Reporting Persons. Paul David Read and The name, residence or business address, present principal occupation or employment, including name, principal business and address of any corporation or other organisation in which such employment is conducted, and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule A hereto and are incorporated by reference herein.

Item 3.  Source or Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.  Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by deleting the third paragraph of that item and replacing it with the following:

Each of the persons listed in Schedule A has acquired the Ordinary Shares disclosed in Schedule B as beneficially owned by him/her for investment purposes or, in the case of Paulus Geradus Josephus Maria Polman, Amanda Sourry and Leena Nair, as compensation for, and in connection with, serving as Chief Executive Officer of the Issuer, President of the Issuer’s North America and Global Head of Customer Development and Chief Human Resources Officer, respectively. Mr. Polman is a director of the Reporting Persons, the Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors. In these capacities, Mr. Polman takes and will continue to take an active role in the Issuer’s management and strategic direction. By virtue of his positions with the Issuer, Mr. Polman is an affiliate as defined in the Securities Act of 1933, as amended. In his role with the Issuer, he develops plans and proposes changes relating to the management, composition of the Board of Directors, policies, operations, capital structure and business of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by deleting the third paragraph of that item and replacing it with the following:

In addition, by virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed a “group” under the Exchange Act. The group constituted by the Reporting Persons beneficially owns 48,966,764 Ordinary Shares, which represents 4.2 per cent. of the Issuer’s outstanding share capital exclusive of shares held on behalf of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There has been no change to the information disclosed in Item 6 of the Original Statement.

Item 7.  Material to Be Filed as Exhibits.

There have been no changes to the exhibits filed in connection with the Original Statement and there are no additional exhibits filed in connection with this Amendment No. 1.

CUSIP No. G92087165	13D amendment	Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 14 December 2018

The Leverhulme Trust

/s/ NIALL FITZGERALD
Signature

Niall FitzGerald, Chairman
Name/Title

/s/ CHRIS SAUL
Signature

Chris Saul, Charity Trustee
Name/Title

The Leverhulme Trade Charities Trust

/s/ NIALL FITZGERALD
Signature

Niall FitzGerald, Chairman
Name/Title

/s/ CHRIS SAUL
Signature

Chris Saul, Charity Trustee
Name/Title

SCHEDULE A

The following sets forth as to each of the directors and executive officers of The Leverhulme Trust CIO and The Leverhulme Trade Charities Trust CIO: his/her name, his/her business address, his/her present principal occupation or employment and the name, principal business and address of any corporation or other organisation in which such employment is conducted. Unless otherwise specified, the principal business address of each such individual is 1 Pemberton Row, London EC4A 3BG, United Kingdom.

The Leverhulme Trust CIO

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Niall William Arthur FitzGerald	Retired	Kennarde Farm High Beech Lane Lindfield West Sussex, RH16 1XX	Ireland
Patrick Jean-Pierre Cescau	Non-executive Chairman of the InterContinental Hotel Group, an international hotel management company	17 Royal Avenue London SW3 4QE United Kingdom	France
Paulus Geradus Josephus Maria Polman	Chief Executive Officer of the Issuer and Unilever N.V.	Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom	The Netherlands
Alan Clive Butler	Retired	1 Compton Hill Gardens London W8 7AU, United Kingdom	United Kingdom
Rudolph Harold Peter Markham	Retired	Grafton House, High Street, Seend SN12 6NU	United Kingdom
Stephen Geoffrey Williams	Company Director of Spencer Stuart LLP, an executive search and leadership consulting firm	16 Connaught Place, London, W2 2ED, United Kingdom	United Kingdom
Douglas Baille	Independent Non-Executive Director of Huhtamaki OYJ	Flat 4, 124 Richmond Hill Richmond TW1V 6RN, United Kingdom	British
Leena Nair	Chief Human Resources Officer	Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom	Indian
Christopher Saul	Director, Christopher Saul Associates Limited	Devonshire House, 60 Goswell Road, London, EC1M 7AD, United Kingdom	British
Amanda Sourry	President, North America and Global Head of Customer Development	700 Sylvan Avenue, Englewood Cliffs, NJ 07632 USA	British
Professor Keith Gull	Professor of Molecular Microbiology	Sir William Dunn School of Pathology University of Oxford South Parks Road Oxford OX1 3RE	British
Executive Officers

Robert Gordon Marshall	Chief Executive of The Leverhulme Trust CIO	1 Pemberton Row, London EC4A 3BG	United Kingdom
Paul David Read	Director of Finance, The Leverhulme Trust CIO	1 Pemberton Row, London EC4A 3BG	United Kingdom

The Leverhulme Trade Charities Trust CIO

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Niall William Arthur FitzGerald	Retired	Kennarde Farm High Beech Lane Lindfield West Sussex, RH16 1XX	Ireland
Patrick Jean-Pierre Cescau	Non-executive Chairman of the InterContinental Hotel Group, an international hotel management company	17 Royal Avenue London SW3 4QE United Kingdom	France
Paulus Geradus Josephus Maria Polman	Chief Executive Officer of the Issuer and Unilever N.V.	Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom	The Netherlands
Alan Clive Butler	Retired	1 Compton Hill Gardens London W8 7AU, United Kingdom	United Kingdom
Rudolph Harold Peter Markham	Retired	1 Pemberton Row, London EC4A 3BG	United Kingdom
Stephen Geoffrey Williams	Company Director of Spencer Stuart LLP, an executive search and leadership consulting firm	16 Connaught Place, London, W2 2ED, United Kingdom	United Kingdom
Douglas Baille	Independent Non-Executive Director of Huhtamaki OYJ	Flat 4, 124 Richmond Hill Richmond TW1V 6RN, United Kingdom	British
Leena Nair	Chief Human Resources Officer	Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom	Indian
Christopher Saul	Director, Christopher Saul Associates Limited	Devonshire House, 60 Goswell Road, London, EC1M 7AD, United Kingdom	British
Amanda Sourry	President, North America and Global Head of Customer Development	700 Sylvan Avenue, Englewood Cliffs, NJ 07632 USA	British
Professor Keith Gull	Professor of Molecular Microbiology	Sir William Dunn School of Pathology University of Oxford South Parks Road Oxford OX1 3RE	British
Executive Officers

Robert Gordon Marshall	Director of The Leverhulme Trade Charities Trust CIO	1 Pemberton Row, London EC4A 3BG	United Kingdom
Paul David Read	Director of Finance, The Leverhulme Trade Charities Trust CIO	1 Pemberton Row, London EC4A 3BG	United Kingdom

SCHEDULE B

Beneficial Ownership of Ordinary Shares

The following table sets forth, as of the date of this Amendment No. 1, the aggregate number and percentage of Ordinary Shares beneficially owned by each of the persons listed in Schedule A, as well as the number of Ordinary Shares as to which each person listed in Schedule A has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof:

Person	Amount beneficially owned		Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Niall William Arthur FitzGerald	—		—	—	—	—	—
Patrick Jean-Pierre Cescau	199,845	[3]	0.017	119,845	80,000	119,845	80,000
Paulus Geradus Josephus Maria Polman	411,182		0.035	411,182	—	411,182	—
Alan Clive Butler	44,293		0.004	44,293	—	44,293	—
Rudolph Harold Peter Markham	—		—	—	—	—	—
Stephen Geoffrey Williams	99,088		0.008	96,000	—	96,000	—
Robert Gordon Marshall	1,136		0.0001	1,136	—	1,136	—
Paul David Read	3,226		0.0003	3,226	—	3,226	—
Christopher Saul	—		—	—	—	—	—
Amanda Sourry	24,752		0.002	24,752	—	24,752	—
Professor Keith Gull	—		—	—	—	—	—
Leena Nair	13,143		0.001	13,143	—	13,143	—
Douglas Baille	80,000		0.007	80,000	—	80,000	—

3 The total amount of beneficially owned Ordinary Shares includes 10,220 Ordinary Shares that are held in the form of the Issuer’s American Depositary Receipts.

Transactions in Ordinary Shares

The following table sets forth, as of the date of this Amendment No. 1, information with regard to transactions in the Ordinary Shares that were effected during the past sixty days by Douglas Baille:

Date of transaction	Amount of Ordinary Shares	Price per share	Where and how the transaction was effected
November 19, 2018	11,608	$51.60	Sale of Ordinary Shares